Exhibit 99.1

UNDERWRITING AGREEMENT

May 28, 2014

Bellatrix Exploration Ltd.
1920, 800 — 5th Avenue S.W.
Calgary, Alberta
T2P 3T6

Attention:                                        Mr. Raymond G. Smith
President and Chief Executive Officer

Dear Sir:

Re:                             Offering of Common Shares of Bellatrix Exploration Ltd.

Canaccord Genuity Corp. (“Canaccord”) and Dundee Securities Ltd. (together, the “Lead Underwriters”), AltaCorp Capital Inc., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Northland Securities, Inc., TD Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc. and Scotia Capital Inc. (collectively, the “Underwriters”) understand that Bellatrix Exploration Ltd. (the “Corporation”) proposes to issue and sell 15,800,000 Common Shares (as defined herein) of the Corporation (the “Firm Shares”) at a price of C$9.50 per Firm Share.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly nor jointly and severally, agree to purchase from the Corporation the Firm Shares at the Closing Time (as defined herein) in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Shares at a purchase price of C$9.50 per Firm Share, for an aggregate purchase price of C$150,100,000.

In consideration of the Underwriters’ agreement to purchase the Firm Shares, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase from the Corporation, at the Underwriters’ election, up to an additional 2,370,000 Common Shares (the “Over-Allotment Option Shares”). The Underwriters may exercise the Over-Allotment Option, in whole or in part, at any time and from time to time prior to 5:00 p.m. (Calgary time) on the date that is 30 days following the Closing Date (as defined herein) for the purpose of covering over-allotments at the Closing Time, if any, and for market stabilization purposes, by written notice to the Corporation setting forth the number of Over-Allotment Option Shares to be purchased. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly nor jointly and severally, agree to purchase from the Corporation the number of Over-Allotment Option Shares as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in section 18 hereof, and the Corporation hereby agrees to issue and sell such number of Over-Allotment Option Shares to the Underwriters at a purchase price of C$9.50 per Over-Allotment Option Share.

The Corporation understands that the Underwriters propose to make a public offering of the Offered Shares (as defined herein) in each of the provinces of Canada except Québec and in the United States upon the terms set forth in the Disclosure Package (as defined herein) and the Final Prospectuses (as hereinafter defined).  It is understood and hereby agreed that Northland Securities, Inc. shall only offer the Offered Shares for sale in the United States.

The Underwriters shall be entitled (but not obligated) in connection with the offering and sale of the Offered Shares to retain as sub-agents other registered securities dealers and may receive subscriptions for Offered Shares from subscribers from other registered dealers. The fee payable to any such sub-agent shall be for the account of the Underwriters.

The Corporation has prepared and filed with the Canadian Securities Commissions (as defined herein) in each of the Qualifying Provinces (as defined herein) a preliminary short form base shelf prospectus, dated May 2, 2014 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus, dated May 9, 2014, in respect of up to C$750,000,000 aggregate principal amount of Common Shares, subscription receipts, warrants and units (collectively, the “Shelf Securities”).  The Corporation selected the ASC (as defined herein) as its principal regulator in respect of the offering of the Shelf Securities, and the ASC has issued a decision document (a “Decision Document”) under Multilateral Instrument 11-102 Passport System and NP 11-202 (as defined herein) on behalf of itself and the other Canadian Securities Commissions for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus relating to the Shelf Securities, including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined herein), at the time the ASC issued a Decision Document with respect thereto in accordance with applicable Canadian Securities Laws, including NI 44-101 (as defined herein) and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”).  The Corporation has also prepared and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement, dated May 27, 2014, relating to the Offered Shares, which excluded certain pricing information (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Corporation has also prepared and filed with the SEC (as defined herein) a registration statement on Form F-10 (File No. 333-195688) covering the registration of the Shelf Securities under the U.S. Securities Act (as defined herein).  Such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable general rules and regulations of the SEC promulgated under the U.S. Securities Act and including exhibits to such registration statement and all documents incorporated by reference in the Canadian Base Prospectus contained therein, and including any amendments thereto filed prior to the date and time that this Agreement is delivered by the parties hereto (the “Execution Time”), has become effective in such form pursuant to Rule 467(b) under the U.S. Securities Act (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the Canadian Base Prospectus contained in the registration statement at the time the registration statement became effective, each as amended at the time of the registration statement became effective and including any post-effective amendment thereto, are hereinafter collectively called the “Registration Statement”).  The base prospectus filed as part of the Registration Statement, including all documents incorporated therein by reference, contained in the Registration Statement at the Execution Time is hereinafter called the “U.S. Base Prospectus”; the preliminary prospectus supplement relating to the Offered Shares, including all documents incorporated therein by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act including all documents incorporated by reference, together with the U.S. Base Prospectus, the “U.S. Preliminary Prospectus”).

In addition, prior to 3:30 p.m. (Calgary time) on May 29, 2014, the Corporation (i) shall prepare and file with the Canadian Securities Commissions a final prospectus supplement relating to the Offered Shares, which includes the pricing information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Final Prospectus”) and which Canadian Final Prospectus shall include the required certificates executed by each of the Underwriters as required by Canadian Securities Laws, and (ii) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 a final prospectus supplement relating to the Offered Shares (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Final Prospectus”).

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the Canadian Securities Commissions pursuant to SEDAR (as defined herein), and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Preliminary Prospectus, any Issuer Free Writing Prospectus (as defined herein) and the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing, shall be deemed to include the copy filed with the SEC pursuant to EDGAR (as defined herein).

1.                                      Definitions

In this Agreement:

(a)                                 “ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                 “Additional Closing Date” and “Additional Closing Time” have the meanings ascribed thereto in subsection 13(b) hereof;

(c)                                  “Agreement” means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

(d)                                 “AIF”  means the annual information form of the Corporation dated March 21, 2014 for the year ended December 31, 2013;

(e)                                  “Angle” means Angle Energy Inc.;

(f)                                   “Angle AIF Information” means, collectively, the sections entitled “Definitions”, “Conventions”, “Abbreviations”, “Equivalencies”, “Description of the Business —Principal Areas” and “Appendix B Form 51-101FI Statement of Reserves Data and Other Oil and Gas Information” in the annual information form of Angle dated March 28, 2013 for the year ended December 31, 2012;

(g)                                  “Angle Audited Financials” means the audited consolidated financial statements of Angle as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon;

(h)                                 “Angle Circular Information” means the information included and incorporated by reference in Appendix “J” of the joint management information circular of the Corporation and Angle dated November 8, 2013 relating to the special meeting of shareholders held on December 10, 2013;

(i)                                     “Angle Financials” means, collectively, the Angle Audited Financials and the Angle Interim Financials;

(j)                                    “Angle Interim Financials” means the unaudited interim condensed consolidated financial statements of Angle as at June 30, 2013 and for the three and six months ended June 30, 2013 and 2012, together with the notes thereto and the unaudited interim financial statements of Angle as at September 30, 2013 and for the three and nine months ended September 30, 2013 and 2012, together with the notes thereto;

(k)                                 “Applicable Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

(l)                                     “Applicable Time” means the time at which this Agreement is executed;

(m)                             “ASC” means the Alberta Securities Commission;

(n)                                 “Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(o)                                 “Canadian Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(p)                                 “Canadian Securities Laws” means all applicable Canadian securities laws, rules, regulations, notices, instruments, blanket orders and policies in the Qualifying Provinces;

(q)                                 “Closing Date” means June 5, 2014 or such other date as the Corporation and the Lead Underwriters on behalf of the Underwriters may agree but in any event not later than July 16, 2014;

(r)                                    “Closing Time” means 6:00 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(s)                                   “Common Shares” means the common shares in the capital of the Corporation;

(t)                                    “Corporation’s auditors” means KPMG LLP, chartered accountants, Calgary, Alberta;

(u)                                 “Corporation’s Canadian Counsel” means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(v)                                 “Corporation’s U.S. Counsel” means Dorsey & Whitney LLP or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(w)                               “Disclosure Package” means the U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, and the information listed in Schedule “C” hereto;

(x)                                 “distribution” means “distribution” or “distribution to the public”, as the case may be, as defined under Applicable Securities Laws and “distribute” has a corresponding meaning;

(y)                                 “Documents” means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i)                                     the AIF;

(ii)                                  the Financial Statements;

(iii)                               management’s discussion and analysis of the financial condition and results of operations of the Corporation as at and for the years ended December 31, 2013 and December 31, 2012 (the “2013 MD&A”);

(iv)                              management’s discussion and analysis of the financial condition and results of operations as at and for the three months ended March 31, 2014;

(v)                                 the management information circular of the Corporation dated April 17, 2014 relating to the annual and special meeting of shareholders of the Corporation to be held on May 21, 2014;

(vi)                              the management information circular of the Corporation dated November 8, 2013 relating to the special meeting of shareholders held on December

10, 2013 excluding (i) the fairness opinions contained in Appendices G and H of such circular and all references to the fairness opinions contained therein; and (ii) the opinion expressed under the heading “Certain Canadian Federal Income Tax Considerations” of such circular and all references to such opinion contained therein;

(vii)                           the business acquisition report dated December 20, 2013 with respect to the acquisition of Angle;

(viii)                        the supplementary oil and gas information prepared under United States standards, which was filed on SEDAR under the category “Other” on April 14, 2014;

(ix)                              all material change reports of the Corporation filed with the Securities Commissions subsequent to December 31, 2013; and

(x)                                 any documents of the type required by NI 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, business acquisition reports and Marketing Materials filed by the Corporation with the Securities Commissions after the date hereof and during the period of distribution;

(z)                                  “Due Diligence Session” shall have the meaning set forth in subsection 3(d) hereof;

(aa)                          “EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval system;

(bb)                          “Financial Statements” means:

(i)                                     the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the auditors’ report thereon; and

(ii)                                  the interim condensed consolidated financial statements of the Corporation as at and for the three months ended March 31, 2014 and March 31, 2013, together with the notes thereto;

(cc)                            “GST” means the Goods and Services Tax provided for in the Excise Tax Act (Canada);

(dd)                          “IFRS” means International Financial reporting Standards, as issued by the International Accounting Standards Board;

(ee)                            “Issuer Free Writing Prospectus” means an issuer free writing prospectus as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares;

(ff)                              “Lead Underwriters” means Canaccord and Dundee Securities Ltd.;

(gg)                            “Marketing Materials” has the meaning ascribed to such term in NI 41-101;

(hh)                          “material change”, “material fact” and “misrepresentation” shall have the meanings ascribed thereto under the Applicable Securities Laws;

(ii)                                  “Material Subsidiary” means any Subsidiary of the Corporation, the total assets of which constitute more than 10% of the consolidated assets of the Corporation as at December 31, 2013;

(jj)                                “MI 11-102” means Multilateral Instrument 11-102 Passport System of the Canadian Securities Administrators, as amended or replaced;

(kk)                          “NI 41-101” means National Instrument 41-101 General Prospectus Requirements of the Canadian Securities Administrators, as amended or replaced;

(ll)                                  “NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators, as amended or replaced;

(mm)                  “NP 11-202” means National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced;

(nn)                          “NYSE MKT” means the NYSE MKT LLC stock exchange;

(oo)                          “Offered Shares” means, collectively, the Firm Shares and the Over-Allotment Option Shares;

(pp)                          “Offering” means the offering of the Offered Shares by the Corporation;

(qq)                          “Passport System” means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to MI 11-102 and NP 11-202;

(rr)                                “person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(ss)                              “Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

(tt)                                “Prospectuses” means, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus;

(uu)                          “provide” and derivations thereof, where used in reference to Marketing Materials, shall have the meaning ascribed to such term in NI 41-101 and NI 44-101 and the respective companion policies thereto;

(vv)                          “Public Record” means all information filed by or on behalf of the Corporation with the Canadian Securities Commissions or furnished and filed by or on behalf of the Corporation with the SEC, including without limitation, the Documents (other than the Angle Financials, Angle AIF Information and Angle Circular Information), the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ww)                      “Qualifying Provinces” means each of the provinces of Canada, excluding Québec;

(xx)                          “Reserve Report” means the independent engineering evaluation of the Corporation’s crude oil, natural gas and natural gas liquids reserves prepared by Sproule dated March 4, 2014, and effective December 31, 2013;

(yy)                          “Responses” means the written responses delivered on behalf of the Corporation by certain officers of the Corporation at the Due Diligence Session;

(zz)                            “SEC” means the United States Securities and Exchange Commission;

(aaa)                   “SEDAR” means the system for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

(bbb)                   “Selling Dealer Group” means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to this Agreement;

(ccc)                      “Sproule” means Sproule Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

(ddd)                   “Standard Term Sheets” has the meaning ascribed to such term in NI 41-101;

(eee)                      “Subsidiary” means a subsidiary in respect of the Corporation within the meaning of the ABCA;

(fff)                         “Supplementary Material” means, collectively, any amendment to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus, or the U.S. Final Prospectus, or any ancillary material, information, evidence, return, report, application, statement or document which may be filed via SEDAR or EDGAR by or on behalf of the Corporation under the Applicable Securities Laws;

(ggg)                      “Swaps” means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(hhh)                   “TSX” means the Toronto Stock Exchange;

(iii)                               “Underwriters” means, collectively, Canaccord, Dundee Securities Ltd., AltaCorp Capital Inc., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Northland Securities, Inc., TD Securities Inc., CIBC World Markets Inc., GMP Securities L.P., Paradigm Capital Inc. and Scotia Capital Inc.;

(jjj)                            “Underwriters’ counsel” means Torys LLP, as Canadian counsel to the Underwriters and Skadden, Arps, Slate, Meagher & Flom LLP, as United States counsel to the Underwriters;

(kkk)                   “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

(lll)                               “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(mmm)       “U.S. Securities Laws” means the United States federal securities laws, including the U.S. Securities Act and the U.S. Exchange Act, and applicable state securities laws; and

(nnn)                   “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2.                                      Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Shares, the Corporation agrees to pay the Underwriters:

(a)                                 at the Closing Time, a fee of C$0.38 per Firm Share for each Firm Share purchased (being an aggregate amount of C$6,004,000); and

(b)                                 at the Additional Closing Time, a fee of C$0.38 per Over-Allotment Option Share for each Over-Allotment Option Share purchased (being an aggregate amount of C$900,600 if the Over-Allotment Option is exercised in full).

The foregoing fees (collectively, the “Underwriting Fee”) may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Firm Shares and

Over-Allotment Option Shares, as the case may be, and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the GST and taxable supplies provided will be incidental to the exempt financial services provided. However, in the event that the Canada Revenue Agency determines that GST provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters.

3.                                      Qualification for Sale

(a)                                 The Corporation represents and warrants to the Underwriters that (i) it is eligible to use the Canadian Shelf Procedures for the distribution of the Offered Shares; (ii) it is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act that meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act; and (iii) it is not an “ineligible issuer” as defined in Rule 405 under the U.S. Securities Act.

(b)                                 The Corporation shall comply in all material respects with the Passport System and Applicable Securities Laws and shall file the Prospectuses with the Canadian Securities Commissions and the SEC, as applicable, in the manner contemplated herein by 3:30 p.m. (Calgary time) on May 29, 2014, and shall until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws to continue to qualify the Offered Shares for distribution to the public in the Qualifying Provinces and to be offered and sold to the public in the United States or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution to the public in the Qualifying Provinces and the United States.

(c)                                  Prior to the filing of the Prospectuses and during the period of distribution of the Offered Shares, prior to the filing with any Canadian Securities Commissions or the SEC of any Issuer Free Writing Prospectus or any Supplementary Material or any documents incorporated by reference therein after the date hereof, the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of, and to approve the form of, such documents and to have reviewed any documents incorporated by reference therein.

(d)                                 During the period from the date hereof until completion of the distribution of the Offered Shares, the Corporation shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters to execute the certificates required to be executed by them in the Canadian Preliminary Prospectus, Canadian Final Prospectus or in any Supplementary Material. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management and audit committee, and shall use its commercially reasonable efforts to cause its auditors, Angle’s auditors, its independent engineers and Angle’s independent engineers and its legal counsel to be available, to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the “Due Diligence Session”). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its commercially reasonable efforts to have such auditors, independent engineers and legal counsel provide written responses to such questions in advance of the Due Diligence Session.

(e)                                  The Corporation shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Canadian Securities Laws to qualify the Offered Shares for distribution to the public in the Qualifying Provinces and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Provinces.

(f)                                   During the distribution of the Offered Shares:

(i)                                     the Corporation and the Lead Underwriters shall approve in writing, prior to such time Marketing Materials are provided to potential investors, a template version of any Marketing Materials, reasonably requested to be provided by the Underwriters to any such potential investor, such Marketing Materials to comply with Canadian Securities Laws. The Corporation shall file a template version of such Marketing Materials with the Canadian Securities Commissions and the SEC as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Underwriters’ authority to use such Marketing Materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Commissions and the SEC and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions by the Corporation. The Corporation shall prepare and file with the Canadian Securities Commissions and the SEC a revised template version of any Marketing Materials provided to potential investors of Offered Shares where required under Canadian Securities Laws;

(ii)                                  the Corporation, and the Underwriters, on a several basis, covenant and agree:

(A)                    not to provide any potential investor of Offered Shares with any Marketing Materials unless a template version of such Marketing

Materials has been filed by the Corporation with the Securities Commissions and the SEC on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares;

(B)                    not to provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than: (a) such Marketing Materials that have been approved and filed in accordance with this subsection 3(f); (b) the Preliminary Prospectuses and the Prospectuses; and (c) any Standard Term Sheets approved in writing by the Corporation and the Lead Underwriters; and

(C)                    that any Marketing Materials approved and filed in accordance with this subsection 3(f), and any Standard Term Sheets approved in writing by the Corporation and the Lead Underwriters, shall only be provided to potential investors of Offered Shares in the Qualifying Provinces and in the United States.

4.                                      Delivery of Prospectus and Related Documents

The Corporation shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters’ counsel the documents set out below at the respective times indicated:

(a)                                 prior to or contemporaneously, as nearly as practicable, with the filing with the Canadian Securities Commissions of the Canadian Final Prospectus and the filing of the U.S. Final Prospectus with the SEC

(i)                                     copies of the Canadian Final Prospectus and any amendments thereto;

(ii)                                  copies of the U.S. Final Prospectus and any supplements thereto; and

(iii)                               upon request from the Underwriters, copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters.

(b)                                 as soon as they are available, copies of any Supplementary Material, in the English language only, as required, signed as required by the Applicable Securities Laws, if applicable, and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters; and

(c)                                  at the Applicable Time, a “comfort letter” from the Corporation’s auditors and Angle’s auditors, and any other auditors who have audited any of the financial statements included or incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, dated the date of the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus, addressed to the

Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters’ counsel, acting reasonably, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Canadian Prospectus and the U.S. Preliminary Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Corporation, or any other applicable entity or business, as applicable, and have found such information and percentages to be in agreement, which comfort letters shall be based on the Corporation’s auditors, and other applicable auditors’ review having a cut-off date of not more than two Business Days prior to the date of the Canadian Preliminary Prospectus and U.S. Preliminary Prospectus.

Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters’ counsel, acting reasonably.

The deliveries referred to in subsections (a) and (b) above shall also constitute the Corporation’s consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses and any Supplementary Material in connection with the Offering.

5.                                      Commercial Copies

(a)                                 The Corporation shall cause commercial copies of the Canadian Final Prospectus and the U.S. Final Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer of such documents not later than the time when the Corporation authorizes the printing of commercial copies of such documents.  Such delivery of such documents shall be effected as soon as possible after filing thereof with the Securities Commissions and the SEC, as applicable, but, in any event on or before 12:00 p.m. (Calgary time) on the Business Day following the date of filing; and

(b)                                 The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Canadian Final Prospectus, and the U.S. Final Prospectus or any Supplementary Material or Issuer Free Writing Prospectus as the Underwriters may reasonably request.

6.                                      Material Change

(a)                                 During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)                                     any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities

(absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation;

(ii)                                  any change in any material fact contained or referred to in the Registration Statement, Preliminary Prospectuses, Prospectuses, any Issuer Free Writing Prospectus or any Supplementary Material; and

(iii)                               the occurrence or discovery of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A)                    render the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Marketing Materials, Issuer Free Writing Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B)                    result in a misrepresentation in the Preliminary Prospectuses, the Prospectuses, any Marketing Materials, Issuer Free Writing Prospectus or any Supplementary Material;

(C)                    result in the Preliminary Prospectuses and the Prospectuses, any Marketing Materials, Issuer Free Writing Prospectus or any Supplementary Material containing an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(D)                    result in the Registration Statement containing an untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein not misleading; or

(E)                     result in the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Marketing Materials, Issuer Free Writing Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws, provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this subsection has occurred or been discovered, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b)                                 During the period of distribution of the Offered Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i)                                     any request of any Canadian Securities Commission, the SEC or similar regulatory authority for any amendment to, or to suspend or prevent the use of, the Preliminary Prospectuses, the Prospectuses, any Issuer Free

Writing Prospectus or any other part of the Public Record or for any additional information;

(ii)                                  the issuance by any Canadian Securities Commission, the SEC or similar regulatory authority, the TSX, the NYSE MKT or any other competent authority of any stop order suspending the effectiveness of the Registration Statement, any order preventing or suspending the use of the Preliminary Prospectuses and the Prospectuses, or any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)                               the receipt by the Corporation of any communication from any Canadian Securities Commission, the SEC or similar regulatory authority, the TSX, the NYSE MKT or any other competent authority relating to the Preliminary Prospectuses, the Prospectuses, any other part of the Public Record or the distribution of the Offered Shares.

(c)                                  The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters’ counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in subsection (a) or (b) above and the Corporation will prepare and file promptly at the Underwriters’ request any amendment or supplement to the Registration Statement, Prospectuses, any Issuer Free Writing Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any such documents, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any such documents, such approval not to be unreasonably withheld and to be provided in a timely manner. The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters’ counsel a copy of each of such documents in the English language only as filed with the Canadian Securities Commissions and the SEC, and of letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d)                                 During the period of distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters’ counsel, prior to filing or issuance:

(i)                                     any financial statement of the Corporation;

(ii)                                  any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, business acquisition report or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectuses;

(iii)                               any Issuer Free Writing Prospectus;

(iv)                              any press release of the Corporation; and

(v)                                 any amendment or supplement to the Registration Statement, the Preliminary Prospectuses or the Prospectuses.

7.                                      Representations and Warranties of the Corporation

(a)                                 Each delivery of the Preliminary Prospectuses, the Prospectuses and any Supplementary Material pursuant to section 4 above shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this Agreement) that:

(i)                                     all of the information and statements (except information and statements furnished in writing by and relating solely to the Underwriters) contained in the Registration Statement, the Preliminary Prospectuses, the Prospectuses or any Supplementary Material, as applicable, including, without limitation, the Documents, as the case may be:

(A)                    are at the respective dates of such documents, true and correct in all material respects;

(B)                    contain no misrepresentation; and

(C)                    constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares;

(ii)                                  the Registration Statement, the Preliminary Prospectuses, the Prospectuses, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference therein, as the case may be, comply in all material respects with all Applicable Securities Laws; and

(iii)                               except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Registration Statement, Preliminary Prospectuses, Prospectuses and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation.

(b)                                 In addition to the representations and warranties contained in subsection 7(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement that:

(i)                                     the Corporation has been duly incorporated, amalgamated or formed, as the case may be, and organized and is validly existing under the laws of the province of its incorporation, amalgamation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as described in the Preliminary Prospectuses and the Prospectuses, and to own, lease and operate its properties and assets as described in the Preliminary Prospectuses and the Prospectuses;

(ii)                                  the Corporation is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii)                               except as disclosed in the Preliminary Prospectus and the Prospectuses, the Corporation has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, except as disclosed in the Preliminary Prospectuses and Prospectuses, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all material licenses, registrations and qualifications (collectively “Licenses”) in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of the Corporation, as now conducted and as presently proposed to be conducted, and all such Licenses are valid and existing and in good standing, except where the lack of such valid or existing License would not have any material adverse effect on the business of the Corporation (taken as a whole) and none of such Licenses contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation, as now conducted or as proposed to be conducted;

(iv)                              the Corporation does not have any Material Subsidiaries and the Corporation is not “affiliated” with or a “holding corporation” of any other body corporate (within the meaning of those terms in the ABCA), nor is it a partner of any partnerships;

(v)                                 all of the issued and outstanding shares in the capital of the Corporation and its Subsidiaries are fully paid and non-assessable and, in the case of its Subsidiaries, are legally and beneficially owned by the Corporation free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of the Corporation) and no person holds any securities convertible into or exchangeable for issued or unissued securities of the Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of the such Subsidiaries;

(vi)                              the minute books of the Corporation are true and correct in all material respects and contain the minutes of all meetings (except for such minutes for meetings of the board or committees thereof held in April 2014 and May 2014 which have not yet been finalized and approved) and all resolutions of directors (including committees of directors) and shareholders, as the case may be, thereof, and all such meetings were duly called and properly held and all resolutions were properly adopted;

(vii)                           the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in all material respects in accordance with prudent business practices;

(viii)                        all filings made by the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations or omit to state any material fact which could cause any material amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(ix)                              except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the Corporation (and, in respect of non-operated properties, to the knowledge, information and belief of the Corporation):

(A)                    to the best of its knowledge, information and belief, after due inquiry, it is not in violation of any applicable federal, provincial, state, municipal, local or foreign laws, regulations, orders, government decrees or ordinances with respect to environmental, pollution, health or safety matters (collectively, “Environmental Laws”);

(B)                    to the best of its knowledge, information and belief, after due inquiry, the Corporation (and, if applicable, any predecessor entities of the Corporation) has operated its businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(C)                    to the best of its knowledge, information and belief, after due inquiry, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation or in respect of the Corporation’s business or assets that have not been remedied or that are not presently being remedied;

(D)                    no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

(E)                     the Corporation has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign (“Government Authority”) the occurrence of any event which is required to be so reported by any Environmental Law;

(F)                      the Corporation holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta), the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(G)                    the Corporation (including, if applicable, any predecessor companies or entities of the Corporation) has not received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and the Corporation (including, if applicable, any predecessor entities) has not settled any allegation of material non-compliance short of prosecution;

(x)                                 any and all operations of the Corporation (including, if applicable, any predecessor entities of the Corporation) and, to the best of the knowledge, information and belief of the Corporation, after due inquiry, any and all operations by third parties on or in respect of the assets and properties of the Corporation, have been conducted in accordance with good oil and gas industry practices except where the lack of or lesser standard of such conduct would not have a material adverse effect on the business of the Corporation;

(xi)                              all income tax returns of the Corporation (including, if applicable, any predecessor entities of the Corporation) required by law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. All other tax returns of the Corporation (including, if applicable, any predecessor entities of the Corporation) required to be filed pursuant to any applicable law have been filed, and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The Corporation (including, if applicable, any predecessor entities of the Corporation) has made installments of taxes as and when required. The Corporation (including, if applicable, any predecessor entities of the Corporation) has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(xii)                           no consent, approval, permit, authorization, order or filing with any court or governmental agency, the securities authorities or any other jurisdiction or agency is required by the Corporation or necessary for the execution, delivery and the performance by the Corporation of its obligations under this Agreement, other than such consents, approvals, authorizations, registrations or qualifications as may be required under Applicable Securities Laws or by the TSX or the NYSE MKT, all of which will be obtained by the Corporation prior to the Closing Time;

(xiii)                        the Corporation has full corporate capacity, power and authority to enter into this Agreement and to perform its obligations set out herein (including, without limitation, to issue the Offered Shares and to grant the Over-Allotment Option), and this Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement forms legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(xiv)                       at the Closing Time and the Additional Closing Time, as applicable, the Offered Shares will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, the Offered Shares will be duly and validly issued as fully paid and non-assessable Common Shares;

(xv)                          the Corporation has the necessary corporate power and authority to execute, deliver and file the Preliminary Prospectuses and the Prospectuses and, prior to the filing of the Prospectuses, all requisite action had been and will have been, as applicable, taken by the Corporation to authorize the execution, delivery and filing of the Preliminary Prospectuses and the Prospectuses;

(xvi)                       except as disclosed in the Preliminary Prospectuses and the Prospectuses and other than this Agreement, there are no material contracts or agreements outside of the ordinary course of business which have or which might have or create any material obligation to the Corporation or from which it derives or could derive any material benefit or which are required for the Corporation to carry on its business as now conducted or as presently proposed to be conducted, and the Corporation is not in material default or breach of any of such agreements. For the purposes of this representation and warranty, material contracts or agreements shall be deemed to give rise to a material obligation where such contract or agreement provides for expenditures by the Corporation for an aggregate of more than $5,000,000 during any 12 month period;

(xvii)                    the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by laws or resolutions of shareholders or directors of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation and its Subsidiaries (taken as a whole) or its properties or assets (on a consolidated basis);

(xviii)                 there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), of the Corporation from the position set forth in the Documents (other than as has been publicly and generally disclosed), and except as disclosed in the Financial Statements, there has not been any adverse material change in the business, operations, capital, property, assets or condition (financial or otherwise) of the Corporation since December 31, 2013, and since that date there have been no material facts, transactions, events or occurrences (other than respecting commodity prices or affecting the oil and gas industry in general) which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation which have not been disclosed in the Preliminary Prospectuses and the Prospectuses;

(xix)                       the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada (which are currently IFRS), consistently applied, the financial position and condition of the Corporation, as at the dates thereof and the consolidated results of the operations of the Corporation for the periods then ended and reflect all consolidated liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation in accordance with generally accepted accounting principles in Canada (which are currently IFRS), consistently applied, as at the dates thereof required to be disclosed;

(xx)                          to the best of the knowledge, information and belief of the Corporation, after due inquiry, the Angle Financials fairly present, in accordance with generally accepted accounting principles in Canada (which are currently IFRS), consistently applied, the financial position and condition of Angle at the dates thereof and the results of the operations of Angle for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Angle in accordance with generally accepted accounting principles in Canada (which are currently IFRS), consistently applied, as at the dates thereof;

(xxi)                       except as disclosed in the Public Record, no director, officer, insider or other non-arm’s length party to the Corporation (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of the Corporation;

(xxii)                    except as disclosed in the Preliminary Prospectuses and Prospectuses, there are no actions, suits, proceedings or inquiries in existence, or to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) of the Corporation or their properties or assets (on a consolidated basis) or which affects or may affect the distribution of the Offered Shares or which would impair the ability of the Corporation to consummate the transactions contemplated in this Agreement or to duly observe and perform any of its covenants or obligations contained in this Agreement and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success;

(xxiii)                 neither the Corporation nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, indemnification (other than arising in the ordinary course of business including operating and similar agreements, an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws and other than indemnities in favour of the Subscribers or agents, underwriters or financial advisors in connection with an issuance of securities, business combination or like transactions, and indemnities and guarantees in favour of the Corporation’s bankers and transfer agent) or any other like commitment of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person;

(xxiv)                the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that transactions are recorded as necessary to facilitate preparation of financial statements in conformity with Canadian generally accepted accounting principles and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation;

(xxv)                   the Corporation is in material compliance with all provisions of all laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively,

“Employment Laws”) and with all collective bargaining or similar agreements, if any, to which it is a party except where the failure to do so would not materially adversely affect the capital, assets, property, liabilities (absolute, accrued, contingent or otherwise) business, operations, capital or condition (financial or otherwise) or results of operations of the Corporation, and, to the knowledge of the Corporation, there is no pending investigation, inquiry or claim involving the Corporation by or before any governmental or labour relation authority or anybody in Canada or any other country responsible for the enforcement of any Employment Law which could, individually or in the aggregate, materially adversely affect the capital, assets, property, liabilities (absolute, accrued, contingent or otherwise) business, operations, capital or condition (financial or otherwise) or results of operations of the Corporation; and, to the knowledge of the Corporation, no grievance or arbitration proceeding is pending and no labour dispute with the employees of the Corporation or the Subsidiaries exists which could, individually or in the aggregate, materially adversely affect the capital, assets, property, liabilities (absolute, accrued, contingent or otherwise) business, operations, capital or condition (financial or otherwise) or results of operations of the Corporation;

(xxvi)                neither the Corporation nor any of its Subsidiaries has any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding;

(xxvii)             the information and statements in respect of the Corporation set forth in the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation, as of the date of such information or statement, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(xxviii)          as of the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 172,998,561 Common Shares are currently issued and outstanding, which shares are validly issued, fully paid and non-assessable;

(xxix)                as of the date hereof, no person holds any securities convertible or exchangeable into shares of the Corporation or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except in respect of an aggregate of not more than 9,044,505 Common Shares issuable upon exercise of currently outstanding options;

(xxx)                   Computershare Trust Company of Canada has been duly appointed registrar of the Common Shares and Debentures at its principal offices in the cities of Calgary and Toronto;

(xxxi)                no Canadian Securities Commission, the SEC, any other securities commission or similar regulatory authority, the TSX, the NYSE MKT or other exchange in Canada or in the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the best of the knowledge, information and belief of the Corporation, after due inquiry, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the provinces of Canada or the United States;

(xxxii)             the issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE MKT, and the Corporation is in compliance with the rules and regulations of each of the TSX and the NYSE MKT in all material respects;

(xxxiii)          the Corporation has applied to list the Offered Shares on the TSX and the NYSE MKT;

(xxxiv)         the Corporation is a “reporting issuer” in each of the provinces of Canada, within the meaning of the Canadian Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(xxxv)            the Corporation filed all material documents or information required to be filed by it under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE MKT since the date that is 12 months prior to the date hereof;

(xxxvi)         the Corporation has made available to Sproule, prior to the issuance of the Reserve Report, for the purpose of preparing the Reserve Report, all information requested by Sproule, which information did not at the time such information was provided contain any material misrepresentation. Other than as a result of changes in commodity prices and divestitures by the Corporation, the Corporation does not have any knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to Sproule since the date that such information was so provided. The Corporation believes that the Reserve Report reasonably presents the quantity and net present values of the oil and gas reserves attributable to the crude oil, natural gas and natural gas liquids evaluated in such reports as at December 31, 2013 based upon information available at the time such reserves information was prepared, and the Corporation believes that at the date of such report it did not (and, as of the date hereof, except as may be attributable to production, divestitures by the Corporation and pricing changes since the date of such report, does not) materially overstate the aggregate quantity or net present values of such reserves or the estimated monthly production volumes therefrom;

(xxxvii)      although it does not warrant title, the Corporation, having made due enquiry, does not have reason to believe that the Corporation does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this subsection, the foregoing are referred to as the “Interest”) and the Corporation does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, having made due enquiry, the Corporation holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation;

(xxxviii)   except as disclosed in the Public Record, the Corporation is not aware of any defects, failures or impairments in the title of the Corporation to its crude oil, natural gas liquids and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and net present values of crude oil, natural gas liquids and natural gas reserves of the Corporation; (B) the current production volumes of the Corporation; or (C) the current cash flow of the Corporation;

(xxxix)         to the knowledge of the Corporation, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on the TSX or NYSE MKT;

(xl)                              except as set forth in Schedule “A” hereto, the Corporation is not a party to any written contracts of employment which may not be terminated on one month’s notice or which provide for payments occurring on a change of control of the Corporation;

(xli)                           except as set forth in Schedule “B” hereto, the Corporation does not currently have any outstanding Swaps;

(xlii)                        the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agents’ commission or other forms of compensation with respect to the transactions contemplated herein for which the Corporation will have any liability or obligation except as provided herein;

(xliii)                     the Corporation does not have in place a shareholder rights protection plan;

(xliv)                    to its knowledge, having made due enquiry, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation;

(xlv)                       to the knowledge of the Corporation, having made due enquiry, no insider of the Corporation has a present intention to sell any securities of the Corporation other than as previously disclosed in writing to the Underwriters;

(xlvi)       the definitive form of certificates for the Common Shares has been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(xlvii)      there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the Corporation’s auditors and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(xlviii)     the attributes and characteristics of the Offered Shares and the Over-Allotment Option conform in all material respects to the attributes and characteristics thereof described in the Preliminary Prospectuses and the Prospectuses;

(xlix)       the Corporation is insured by insurers of recognized financial responsibly against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring the Corporation or its businesses, assets, employees, offices and directors are in full force and effect, except where the failure to be in full force and effect would not have an adverse material effect on the business, operations, capital or condition (financial or otherwise) of the Corporation or its assets. In the last twelve months the Corporation has not made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Corporation does not have any reason to believe that it will not be able to renew the existing insurance coverage of the Corporation as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with its business at a cost that would not have a material adverse effect on the Corporation;

(l)            neither the Corporation nor, to the knowledge of the Corporation, any officer, director, employee or agent of the Corporation has, directly or indirectly (a) paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any broker, finder, agent, client representative, employee, political party or campaign, government official or other person, which any officer, director, employee or agent of the Corporation knew or had reason to believe, or ought to have known, was in violation of the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977, as amended, or any applicable law implementing the provisions of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); or (b) made or received a bribe, rebate, payoff, influence payment, kickback or other unlawful payment;

(li)           the Corporation has not been, nor to the knowledge of the Corporation, has any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use any proceeds of the distribution of the Offered Receipts, or lend, contribute or otherwise make available such proceeds to the Corporation or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC;

(lii)          the Responses will be true and correct where they relate to matters of fact, and in all material respects as at the time the Responses are given and, to the knowledge of the Corporation, the Responses taken as a whole shall not omit any fact or information necessary to make any of the Responses not misleading in light of the circumstances in which the Responses were given. Where the Responses reflect the opinion or view of the Corporation or its directors or officers (including, Responses or portions of such Responses, which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise)) (“Forward-looking Statements”), such opinions or views are subject to the qualifications and provisions set forth in the Responses and will be honestly held and believed to be reasonable at the time they are given; provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in Forward-looking Statements;

(liii)         based on the advice of such accountants and to the knowledge of the Corporation, the accountants who reported on and certified the Financial Statements for the fiscal year ended December 31, 2013 are independent with respect to the Corporation within the meaning of Applicable Securities Laws;

(liv)         based on the advice of such accountants and to the knowledge of the Corporation, the accountants who reported on and certified the Angle Financials for the fiscal year ended December 31, 2012 are independent with respect to the Corporation within the meaning of Applicable Securities Laws;

(lv)          the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; such disclosure controls and procedures were effective as of December 31, 2013;

(lvi)         the Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Corporation’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Management of the Corporation assessed internal control over financial reporting of the Corporation as of December 31, 2013 (subject to the exclusions disclosed in the 2013 MD&A) and concluded internal control over financial reporting (subject to the exclusions disclosed in the 2013 MD&A) was effective as of such date.  Since the date of the Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.  The Corporation is not aware of any material weaknesses in its internal control over financial reporting;

(lvii)        the Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Preliminary Prospectuses and the Prospectuses under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(lviii)       the Registration Statement complies, and the U.S. Final Prospectus and any further amendments or supplements to the Registration Statement or the U.S. Final Prospectus will comply, in all material respects with the applicable provisions of the U.S. Securities Act and the rules and regulations thereunder, and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of its date as to the U.S. Final Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made, in the case of the U.S. Final Prospectus) not misleading;

(lix)         as of the Applicable Time, the Disclosure Package did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(lx)          the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 6(d) hereof.  Any such Issuer Free Writing Prospectus shall comply in all material respects with U.S. Securities Laws, will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Final Prospectus, each such Issuer Free Writing Prospectus, as of the Closing Date and the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; each such Issuer Free Writing Prospectus will not include any information that conflicts or will conflict with the information contained in the Registration Statement or the U.S. Final Prospectus.

8.                                      Indemnity

(a)                                 The Corporation shall indemnify and save each of the Underwriters, and each of the Underwriters’ respective directors, officers, employees, partners, agents and control persons (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act) (collectively, the “Indemnified Persons” and individually and “Indemnified Person”) harmless against and from any and all liabilities, claims (including shareholder actions derivative or otherwise) actions, damages, demands, losses (other than losses of profit), costs, including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which an Indemnified Person may be subject or which an Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)                                     any information or statement contained in the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus, any Supplementary Material or in any other document or material filed or delivered by or on behalf of the Corporation pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Registration Statement, Preliminary Prospectuses, the Prospectuses or any Supplementary Material or such other document or material) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material) the omission of which makes or is alleged to make any such information or statement untrue or misleading (in light of the circumstances in which it was made in the case of the Preliminary Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus and any Supplementary Material);

(ii)                                  any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in the Registration Statement, Preliminary Prospectuses, the Prospectuses or any other document or any other part of the Public Record) contained in the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)          any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Offered Shares imposed by the TSX, the NYSE MKT, any Canadian

Securities Commission, the SEC or any other competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection (a)(ii);

(iv)                              any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by the TSX, the NYSE MKT, a Canadian Securities Commission, the SEC or any one or more other competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting or materially adversely affecting the trading or distribution of the Offered Shares; or

(v)                                 any breach of, default under or non-compliance by the Corporation with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the TSX or the NYSE MKT, or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no Indemnified Person who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (as determined by a court of competent jurisdiction in a final non-appealable judgment) (or any Underwriter or the agents, directors, officers, employees or such control persons of such Underwriter if any of them have been engaged in such activities) shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused solely by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Underwriter’s failure to conduct adequate “due diligence”).

(b)                                 If any claim contemplated by subsection 8(a) shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided for in such sections, such Indemnified Person shall notify the Corporation (provided that failure to so notify the Corporation of the nature of such claim in a timely fashion shall relieve the Corporation of liability hereunder only if and to the extent that such failure materially prejudices the Corporation’s ability to defend such claim) as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation or the Indemnified Person without, in each case, the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by subsection 8(a) if:

(i)            the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to the Corporation and that representation of the Indemnified Person and the Corporation by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)           the Corporation shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Corporation of commencement of such proceedings; or

(iii)          the employment of such counsel has been authorized by the Corporation in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c)                                  The Corporation hereby waives its rights to recover contribution from any Underwriter with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of: (i) any misrepresentation which is based upon information relating solely to an Underwriter contained in such document and furnished to the Corporation by such Underwriter in writing expressly for inclusion in the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other part of the Public Record provided; or (ii) any failure by the Underwriters to provide to a prospective purchaser of the Offered Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers, provided that the Corporation shall have complied with sections 4 and 6 hereof.

(d)                                 If any legal proceedings shall be instituted against the Corporation in respect of the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other part of the Public Record or the Offered Shares or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation in respect of the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other part of the Public Record or the Offered Shares and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)                                  The rights and remedies of the Indemnified Persons set forth in sections 8, 9 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)                                   The Corporation hereby acknowledges that the Underwriters are acting as agents for the Underwriters’ respective directors, officers, employees, partners, agents and control persons (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act) under this section 8 and under section 9 with respect to all such directors, officers, employees, partners, agents and control persons (within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the U.S. Exchange Act).

(g)                                  The Corporation waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h)                                 If the Corporation has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Corporation copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Corporation in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Corporation.

9.                                      Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a)                                 in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Shares; or

(b)                                 if the allocation provided by subsection 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Corporation, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the Offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other part of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Corporation or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Corporation and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under section 2.

The obligations under indemnity and right to contribution provided herein shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

10.                               Expenses

(a)                                 Whether or not the transactions contemplated herein shall be completed, subject to section 10(c), all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Shares shall be borne by the Corporation including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction (including the commercial copies thereof) of the Registration Statement, Preliminary Prospectuses, the Prospectuses, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Corporation’s Canadian Counsel and the Corporation’s U.S. Counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation’s counsel, the fees and expenses of the Corporation’s transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the cost of preparing record books for all of the parties to this Agreement and their respective counsel, and all other costs and expenses relating to this transaction other than those set forth in subsections 10(b) and 10(c) hereof to be paid by the Underwriters;

(b)                                 If the public offering of the Offered Shares is not completed due to any reason whatsoever, except as provided herein, including without limitation, the inability or unwillingness of the Corporation or due to any of the Underwriters exercising the termination rights set forth herein, the Corporation shall be responsible for the fees and expenses of Underwriters’ Canadian counsel (on a solicitor and his own client basis), the fees and expenses of Underwriters’ U.S. counsel (on a solicitor and his own client basis) and the reasonable out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (collectively, the “Underwriters’ Expenses”); provided, however, that if the purchase and sale of the Offered Shares is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all such fees, disbursements and expenses;

(c)                                  If the public offering of the Offered Shares is completed or if so provided in section 10(b), the Underwriters shall be responsible for the Underwriters’ Expenses; and

(d)                                 All Underwriters’ Expenses, if any, which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters or as otherwise provided in section 2 or section 13 hereof.

11.                               Termination

(a)                                 In addition to any other rights or remedies available to the Underwriters, the Underwriters, or any of them, may, without liability, terminate their obligations hereunder by written notice to the Corporation in the event that after the date hereof and at or prior to the Closing Time or Additional Closing Time, as applicable:

(i)                                     any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Canadian Securities Commission, the SEC or similar regulatory authority, the TSX, NYSE MKT or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)                                  any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of the directors or senior officers of the Corporation is announced, commenced or threatened by any Canadian Securities Commission, the SEC or similar regulatory authority, the TSX, NYSE MKT or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof materially adversely affects the trading or distribution or marketability of the Offered Shares or any other securities of the Corporation;

(iii)                               there shall have occurred or been announced any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the business, operations, capital or condition (financial or otherwise) or business prospects of the Corporation or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation which in the Underwriters’ opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the marketability of the Offered Shares;

(iv)                              there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets in Canada or the United States generally or the business, operations or affairs of the Corporation;

(v)                                 the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters or any one of them, acting reasonably, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Corporation or the marketability of the Offered Shares; or

(vi)                              the Corporation shall be in breach or default under or non-compliance with any representation, warranty, covenant, term or condition of this Agreement in any material respect.

(b)                                 The Underwriters, or any of them, may exercise any or all of the rights provided for in subsection 11(a) or section 12 or 16 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Shares for sale and any act taken by the Underwriters in connection with any amendment to the Prospectuses (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to subsection 11(a) or section 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)                                  Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation and the other Underwriters provided that no termination shall discharge or otherwise affect any obligation of the Corporation under section 8, 9 or 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

(d)                                 If an Underwriter elects to terminate its obligation to purchase the Offered Shares as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation the liability of the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity referred to in section 8, the contribution rights referred to in section 9 and the payment of expenses referred to in section 10 (if any). Following such termination such Underwriter shall cease to have any obligations under this Agreement.

12.                               Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Shares to be purchased at the Closing Time or Additional Closing Time, as applicable, shall be conditional upon all representations and warranties and other statements of the Corporation herein being, at and as of the Closing Time or Additional Closing Time, as applicable, true and correct in all material respects, the Corporation having performed in all material respects, at the Closing Time or Additional Closing Time, as applicable, all of its obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time or Additional Closing Time, as applicable:

(a)                                 favourable legal opinions of the Corporation’s Canadian Counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares and the Corporation and the transactions contemplated hereby, including, without limitation, that:

(i)                                     the Corporation has been duly incorporated, amalgamated or formed, as the case may be, and is validly subsisting under the laws of the jurisdiction of its incorporation, amalgamation or formation, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(ii)                                  the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors’ rights generally and except as rights to indemnity may be limited by applicable law;

(iii)                               the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this Agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default: (A) under any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein; (B) under any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or, of which counsel is aware, any resolutions of the shareholders or

directors (or any committee thereof) of the Corporation; (C)   of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or (D) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or its properties or assets;

(iv)                              the form and terms of the definitive certificate representing the Common Shares (including the Offered Shares) have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements (including all applicable requirements of the TSX) relating thereto;

(v)                                 the Offered Shares have been duly and validly created, allotted and issued as fully paid and non-assessable Common Shares and the Over-Allotment Option has been duly and validly created and authorized;

(vi)                              the attributes of the Offered Shares and the Over-Allotment Option conform in all material respects with the description thereof contained in the Preliminary Prospectuses and the Prospectuses;

(vii)                           the Offered Shares are eligible investments as set out under the heading “Eligibility for Investment” in the Canadian Preliminary Prospectuses and the Canadian Final Prospectuses;

(viii)                        all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Canadian Securities Laws in order to qualify the Offered Shares for distribution and sale to the public in each Qualifying Province by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Canadian Securities Laws and to qualify the Over-Allotment Option for distribution to the Underwriters in each of the Qualifying Provinces;

(ix)                              the Corporation is a “reporting issuer” in the Province of Alberta and is not listed as being in default of any requirement of the Securities Act (Alberta) and the regulations thereunder in the list of reporting issuers maintained by the ASC and has a similar status under the Canadian Securities Laws of each of the other Qualifying Provinces.

(x)                                 the Corporation has the necessary corporate power and authority to execute and deliver the Prospectuses and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Canadian Securities Laws;

(xi)                              the Offered Shares are conditionally accepted for listing and, upon notification to the TSX of the issuance and sale thereof and fulfillment of the conditions of the TSX, will be issued and posted for trading on the TSX;

(xii)                           as to the authorized and issued capital of the Corporation;

(xiii)                        Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario, has been duly appointed the transfer agent and registrar for Common Shares (including the Offered Shares);

(xiv)                       the statements in the Registration Statement under “Part II — Information Not Required to be delivered to Offerees or Purchasers — Indemnification of Directors and Officers” and “Certain Canadian Income Tax Considerations” in the Preliminary Prospectuses and the Prospectuses, insofar as such statements summarize legal matters are fair summaries of such legal matters in all material respects;

and as to all other legal matters, including compliance with Canadian Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Corporation, the transfer agent and the Corporation’s auditors as to relevant matters of fact;

(b)                                 a favourable legal opinion of the Corporation’s U.S. Counsel addressed to the Underwriters, in form and substance acceptable to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares and the Corporation and the transactions contemplated hereby, including, without limitation, the opinions set out in Schedule “D”. In addition to rendering the opinions set forth in Schedule “D”, the Corporation’s U.S. Counsel shall also include a “negative assurance” statement substantially in the form set forth in Schedule “D”.

(c)                                  legal opinions or letters from Torys LLP, the Underwriters’ Canadian counsel and Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, dated the Closing Date, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Shares and the Corporation and the transactions contemplated hereby;

(d)                                 a certificate of the Corporation dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the Corporation by the President and Chief Executive Officer and Executive Vice-President, Finance and Chief Financial Officer of the Corporation or such other officers or directors of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i)                                     the Corporation has complied with and satisfied in all material respects all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable;

(ii)                                  the representations and warranties of the Corporation set forth in this Agreement are true and correct in all material respects (except where qualified by materiality, in all respects) at the Closing Time or Additional Closing Time, as applicable, as if made at such time; and

(iii)                               no event of a nature referred to in subsection 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened (excluding any requirement to make any determination as to any Underwriter’s opinion);

and each certification is itself a condition to the obligations of the Underwriters hereunder as to the Offered Shares to be purchased at the Closing Time or Additional Closing Time, as applicable, provided that the delivery of such certificates in the manner contemplated above does not constitute satisfaction of this condition if the Underwriters have knowledge to the contrary;

(e)                                  a comfort letter of each of the Corporation’s auditors, including the auditors of Angle, addressed to the Underwriters and dated the Closing Date or Additional Closing Date as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letters referred to in subsection 4(c) hereof up to the Closing Time or Additional Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date or Additional Closing Date, as applicable;

(f)                                   written confirmation from the TSX and the NYSE MKT in customary form that the Offered Shares will at the Closing Time be listed and posted for trading in the Exchange, and all conditions other than completion of the Closing and notification thereof to the Exchange shall have been met to permit the Offered Shares to be posted for trading on the Closing Date; and

(g)                                  such other certificates and documents as the Underwriters may request, acting reasonably.

13.                              Deliveries

(a)                                 The sale of the Firm Shares to be purchased hereunder shall be completed at the Closing Time at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to satisfaction of the conditions set forth in section 12, the Underwriters, on the Closing Date, shall deliver to the Corporation the amount of $9.50 for each Firm Share (being an aggregate amount of $150,100,000), in respect of the Firm Shares, by wire transfer, against delivery by the Corporation of:

(i)                                     the opinions, certificates and documents referred to in section 12;

(ii)                                  definitive certificates representing, in the aggregate, all of the Firm Shares registered, subject to subsection (c) below, in the name of CDS & Co. or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Closing Time; and

(iii)                               payment to Canaccord, by certified cheque, bank draft or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in subsection 2(a) in respect of the Offered Shares;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Firm Shares referred to above and the amount referred to in (a)(iii) above.

(b)                                 The sale of the Over-Allotment Option Shares, if applicable, shall be completed at the offices of the Corporation’s counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree, on the date (the “Additional Closing Date”) and at the time (“Additional Closing Time”) specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Option Shares (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Corporation in respect of the Over-Allotment Option Shares), or at such other time and date as the Underwriters and the Corporation may agree upon in writing. Subject to satisfaction of the conditions set forth in section 12, (with the references therein to the Closing Time changed to the Additional Closing Time), the Underwriters, at the Additional Closing Time, shall deliver to the Corporation, by bank or wire transfer or such other means as the Corporation and the Underwriters may agree, the amount of $9.50 per Over-Allotment Option Share agreed to be purchased by the Underwriters from the Corporation pursuant to the exercise of the Over-Allotment Option, against delivery by the Corporation of:

(i)                                     the opinions, certificates and documents referred to in section 12 (with the references therein to the Closing Time changed to the Additional Closing Time);

(ii)                                  definitive certificates representing, in the aggregate, all of the Over-Allotment Option Shares which the Underwriters have elected to purchase hereunder registered, subject to subsection (c) below, in the name of CDS & Co., or in such name or names as the Underwriters shall notify the Corporation in writing not less than 24 hours prior to the Additional Closing Time; and

(iii)                               payment to Canaccord by certified cheque, bank or wire transfer or such other means as the Corporation and the Underwriters may agree, of the Underwriting Fee provided for in subsection 2(b) in respect of the Over-Allotment Shares;

or the Underwriters may, in their discretion, deliver by wire transfer the net amount of the amount in respect of the Over-Allotment Shares referred to above and the amount referred to in (b)(iii) above.

Whether or not specifically contemplated in this Agreement, all provisions of this Agreement shall apply in the same manner and upon the same terms and conditions in respect of any Over-Allotment Option Shares as would apply to the Firm Shares issued and sold pursuant to this Agreement, and any steps to be taken or conditions to be satisfied at the Additional Closing Time shall be the same as those steps to be taken or conditions to be satisfied at Closing Time.

(c)                                  If the Corporation determines to issue all or part of the Offered Shares on a non-certificated basis in accordance with the rules and procedures of The Canadian Depository for Securities Limited (“CDS”), then, as an alternative to the Corporation delivering to the Underwriters definitive certificates representing the Offered Shares in the manner and at the times set forth in this section 13(c):

(i)                                     the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Shares to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii)                                  the Corporation shall cause Computershare Trust Company of Canada as registrar and transfer agent of the Offered Shares, to electronically deliver to CDS, on behalf of the Underwriters, the Offered Shares to be purchased hereunder (or such portion of the Offered Shares that are to be issued on a non-certificated bases), registered in the name of “CDS & Co.” as the nominee of CDS, in accordance with the rules and procedures of CDS.

(d)                                 As soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement, the Corporation will make generally available to its security holders and the Underwriters an earnings statement and statements of the Corporation that will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder.

14.                               Restrictions on Offerings

The Corporation will not issue, or announce any intention to issue, any shares from treasury or financial instruments convertible or exercisable into shares, for the purposes of a public or private offering for a period of 90 days after the Closing Date without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld. These restrictions do not apply to the exercise of stock options or outstanding share purchase warrants or to future grants of stock options during such period, provided that such options do not exceed, in the aggregate, 10% of the issued and outstanding common shares of the Corporation at the time of grant.

15.                               Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation be addressed to Bellatrix Exploration Ltd., c/o Mr. Raymond G. Smith, President and Chief Executive Officer, at the above address, Fax No. (403) 264-8163 with a copy to:

Burnet, Duckworth & Palmer LLP
2400, 525 — 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Attention: C. Steven Cohen
Fax No.: (403) 260-0332

and a copy to:

Dorsey & Whitney LLP
Pacific Centre, Suite 1605
777 Dunsmuir Street
Vancouver, British Columbia V7Y 1K4
Attention: Daniel M. Miller
Fax No.: (604) 687-8504

and, in the case of notice to be given to the Underwriters, be addressed to:

Canaccord Genuity Corp.
2200, 450 — 1st Street S.W.
Calgary, Alberta T2P 5P8
Attention: Bruce McDonald
Fax No.: (403) 508-3866

Dundee Securities Ltd.
Suite 3600, 350-7th Avenue SW
Calgary, Alberta T2P 3N9
Attention: Tony P. Loria
Fax No.: (403) 264-6331

AltaCorp Capital Inc.
1100, 888 — 3rd Street S.W.
Calgary, Alberta T2P 5C5
Attention: Gurdeep Gill
Fax No.: (403) 539-8575

Macquarie Capital Markets Canada Ltd.
2020, 355 — 8th Avenue S.W.
Calgary, Alberta T2P 1C9
Attention: Daniel Cristall
Fax No.: (403) 539-4365

National Bank Financial Inc.
1800, 311 — 6th Avenue S.W.
Calgary, Alberta T2P 3H2
Attention: Tom MacInnis
Fax No.: (403) 265-0543

Northland Securities, Inc.
2000, 45 S Street
Minneapolis, Minnesota 55402
Attention: Shawn Messner
Fax No.: (612) 851-5987

TD Securities Inc.
3600, 421 — 7th Avenue S.W.
Calgary, Alberta T2P 4K9
Attention: Scott Barron
Fax No.: (403) 292-2776

CIBC World Markets Inc.
900, 855 — 2nd Street S.W.
Calgary, Alberta T2P 4J7
Attention: John Peltier
Fax No.: (403) 260-0524

GMP Securities L.P.
4800, 525 — 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Attention: Christopher Graham
Fax No.: (403) 543-3038

Paradigm Capital Inc.
500, 110 — 9th Avenue S.W.
Calgary, Alberta T2P 0T1
Attention: Ian Joseph
Fax No.: (416) 361-0679

Scotia Capital Inc.
1800, 700 — 2nd Street S.W.
Calgary, Alberta T2P 2W1
Attention: Cameron Goldade
Fax No.: (403) 269-8355

and a copy to:

Torys LLP
4600 Eight Avenue Place East
525 — 8th Avenue S.W.
Calgary, AB T2P 1G1
Attention: Scott R. Cochlan
Fax: (403) 776-3800

and a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750
Toronto, ON M5K 1J5
Attention: Riccardo Leofanti
Fax: (416) 777-4783

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a)                                 a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b)                                 a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16.                               Conditions

All terms, covenants and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle any of the Underwriters to terminate its obligations to purchase the Offered Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing and signed by such Underwriter.

17.                               Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in section 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Shares and the distribution of the Offered Shares pursuant to the Prospectuses and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18.                               Several Liability of Underwriters

The Underwriters’ rights and obligations under this Agreement are several and not joint and several including, without limitation, that:

(a)                                 each of the Underwriters shall be obligated to purchase only the percentage of the total number of Firm Shares and, if applicable, Over-Allotment Shares set forth opposite their names set forth in this section 18; and

(b)                                 if at the Closing Time or, if applicable, the Additional Closing Time, any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Offered Shares (other than in accordance with section 11) and the number of such Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 7.5% of the aggregate number of Offered Shares to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions represented by the respective percentage set forth below opposite the names of all such non-defaulting Underwriters, to purchase the Offered Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time; and

(c)                                  if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Shares at the Closing Time, or, if applicable, the Additional Closing Time, and the number of such securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is more than 7.5% of the aggregate number of Offered Shares to be purchased at such time, then the other Underwriters shall have the right, but not the obligation, to purchase all of the Offered Shares which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Shares pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Corporation to terminate this Agreement without liability.

The applicable percentage of the total number of Offered Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Canaccord Genuity Corp.	35%
Dundee Securities Ltd.	30%
AltaCorp Capital Inc.	5%
Macquarie Capital Markets Canada Ltd.	5%
National Bank Financial Inc.	5%
Northland Securities, Inc.	5%
TD Securities Inc.	5%
CIBC World Markets Inc.	2.5%
GMP Securities L.P.	2.5%
Paradigm Capital Inc.	2.5%
Scotia Capital Inc.	2.5%
100%

Nothing in this Agreement shall obligate the Corporation to sell the Underwriters less than all of the Firm Shares or shall relieve any Underwriter in default from liability to the Corporation or any non-defaulting Underwriter in respect of the defaulting Underwriter’s default hereunder. In the event of a termination by the Corporation of its obligations under this Agreement there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 8, 9 and 10.

19.                               Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Lead Underwriters, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 8 or 9, any matter referred to in section 11 or any agreement under section 18. While not affecting the foregoing, the Lead Underwriters shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20.                               Underwriters’ Covenants

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a)                                 offer the Offered Shares for sale to the public in the Qualifying Provinces and in the United States, all in the manner contemplated herein;

(b)                                 conduct activities in connection with the proposed offer and sale of the Offered Shares in compliance with all the Applicable Securities Laws upon the terms and conditions set forth in the Prospectuses, any Supplementary Material and this Agreement and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Shares;

(c)                                  use all reasonable efforts to complete the distribution of Offered Shares as soon as possible;

(d)                                 not solicit subscriptions for the Offered Shares, trade in Offered Shares or otherwise do any act in furtherance of a trade of Offered Shares in any jurisdictions outside of the Qualifying Provinces or the United States except in such other jurisdictions outside of Canada and the United States that such sales, solicitations or other contracts in such jurisdictions: (i) are made in accordance with the applicable securities laws of such other jurisdictions; and (ii) do not subject the Corporation (or any of its directors, officers or employees) to any requirement to register, complete filings, or obtain approvals or to any inquiry, investigation or proceeding of any regulatory authority in such other jurisdictions nor require the qualification or registration of such Offered Shares in that jurisdiction or the filing of a prospectus, registration statement or other notice or documents with respect to the distribution of such Offered Shares under the laws of such jurisdiction nor impose any disclosure obligations on the Corporation (or any of its directors, officers or employees);

(e)                                  Northland Securities, Inc. shall only offer the Offered Shares for sale in the United States and shall not offer, nor take any action that would constitute a trade (as defined in Canadian Securities Laws) in connection with, the Offered Shares in any of the Qualifying Provinces or outside of the United States;

(f)                                   as soon as reasonably practicable after the Closing Date (and in any event within 30 days thereof), provide the Corporation with a breakdown of the number of Offered Shares sold in each of the Qualifying Provinces and in the United States and, upon completion of the distribution of the Offered Shares, provide to the Corporation and to the Securities Commissions notice to that effect, if required by Canadian Securities Laws; and

(g)                                  not, in relation to the United Kingdom, directly or indirectly, offer for subscription or sale or solicit applications for any of the Offered Shares, nor distribute (or caused to be distributed) any documents in relation to the Offering to any person: (a) which would cause the Offering to be regarded as an offer to the public within the meaning of section 102B of the United Kingdom’s Financial Services and Markets Act 2000 (“FSMA”), the United Kingdom’s Companies Act 2006 or otherwise; and/or (b) which would require the Corporation to issue an “approved prospectus” within the meaning of Section 85(7) of FSMA with regard to the same, and only communicate with potential offerees based in the United Kingdom who: (i) fall within Article 19 (investment professionals) and/or 49

(high net worth entities, unincorporated associations etc.) of the United Kingdom’s Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (ii) are “qualified investors” within the meaning of Section 86(7) of the FSMA acting as principal, or in circumstances to which Section 86(2) of FSMA applies.

No Underwriter will be liable to the Corporation under this section 20 with respect to a default by any of the other Underwriters but will be liable to the Corporation only for its own default.

21.                               Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22.                               Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have duties to their clients; (ii) acknowledges and agrees that the Underwriters are neither agents of the Corporation nor fiduciaries of the Corporation; and (iii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters’ statutory obligations as registrants under the Applicable Securities Laws or duties to their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or duties to their clients.

23.                               TMX Disclosure

Each of National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. or an affiliate thereof, owns or controls an equity interest in the TMX Group Limited (“TMX”) and has a nominee director serving on its board of directors. As such, each of National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. exchange owned or operated by TMX, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange (each, a “TMX Exchange”).  No person or company is required to obtain products or services from TMX or its affiliates as a condition of National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. supplying or continuing to supply a product or service. None of National Bank Financial Inc., TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. requires the Corporation or selling shareholder to list securities on any of the TMX Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services.

24.                               Stabilization

In connection with the distribution of the Offered Shares, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities of the Corporation at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by Applicable Securities Law. Such stabilizing transactions, if any, may be discontinued at any time.

25.                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Corporation and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26.                               Time of the Essence

Time shall be of the essence of this Agreement.

27.                               Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile or electronic transmission.

28.                               Further Assurances

Each party to this Agreement covenants and agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

29.                               Use of Proceeds

The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Offered Shares hereunder in accordance with the disclosure in the Prospectuses.

30.                               Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation including the letter agreement dated May 27, 2014, as amended by letter agreement on May 28, 2014.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Canaccord.

CANACCORD GENUITY CORP.		DUNDEE SECURITIES LTD.

By:	“Bruce McDonald”	By:	“Tony P. Loria”

ALTACORP CAPITAL INC.		MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	“Gurdeep Gill”	By:	“Daniel J. Cristall”

		By:	“Marnie Smith”

NATIONAL BANK FINANCIAL INC.		NORTHLAND SECURITIES, INC.

By:	“Tom MacInnis”	By:	“Shawn D. Messner”

TD SECURITIES INC.		CIBC WORLD MARKETS INC.

By:	“Scott W. Barron”	By:	“John Peltier”

GMP SECURITIES L.P.		PARADIGM CAPITAL INC.

By:	“Christopher T. Graham”	By:	“Ian Joseph”

SCOTIA CAPITAL INC.

By:	“Cameron Goldade”

ACCEPTED AND AGREED to as of the date first written above.

BELLATRIX EXPLORATION LTD.

By:	“Raymond G. Smith”

By:	“Edward J. Brown”

SCHEDULE “A”

EMPLOYMENT AGREEMENTS

The following employees have employment agreements as at May 28, 2014:

(a)                                 Ving Woo

(b)                                 Russel Oicle

(c)                                  Raymond Smith

(d)                                 Edward Brown

(e)                                  Tim Blair

(f)                                   Brent Eshleman

(g)                                  Garrett Ulmer

(h)                                 Leanne Gress-Blue

(i)                                     Kelly Nichol

(j)                                    Chris Curry

SCHEDULE “B”

SWAPS

HEDGING CONTRACT SUMMARY
As at May 28, 2014

Trade Date	Type	Start Date	End Date	Volume	Price Floor	Price Ceiling	Index
(dd-mmm-yy)		(dd-mmm-yy)	(dd-mmm-yy)

CRUDE OIL - FINANCIAL CONTRACTS

CAD
06-Jun-13	Fixed	01-Jan-14	31-Dec-14	1,500 bbl/d	$94.00 CAD	#### CAD	WTI
19-Jun-13	Fixed	01-Jan-14	31-Dec-14	1,500 bbl/d	$95.22 CAD	#### CAD	WTI
25-Nov-13	Fixed	01-Jan-14	31-Dec-14	500 bbl/d	$98.30 CAD	#### CAD	WTI
11-Dec-13	Fixed	01-Jan-14	31-Dec-14	1,000 bbl/d	$99.50 CAD	#### CAD	WTI
11-Dec-13	Fixed	01-Jan-14	31-Dec-14	500 bbl/d	$99.60 CAD	#### CAD	WTI

USD
10-Jul-13	Fixed	01-Jan-14	31-Dec-14	500 bbl/d	$93.30 USD	#### USD	WTI
01-Aug-13	Fixed	01-Jan-14	31-Dec-14	500 bbl/d	$95.00 USD	#### USD	WTI

NATURAL GAS - FINANCIAL CONTRACTS

CAD

11-Jan-13	Fixed	01-Apr-13	30-Jun-14	10,000 GJ/day	$3.050 CAD	#### CAD	AECO monthly 7A
11-Jan-13	Fixed	01-Apr-13	30-Jun-14	5,000 GJ/day	$3.050 CAD	#### CAD	AECO monthly 7A
22-Nov-13	Fixed	01-Jan-14	31-Dec-14	10,000 GJ/day	$3.300 CAD	#### CAD	AECO monthly 7A
22-Nov-13	Fixed	01-Jan-14	31-Dec-14	10,000 GJ/day	$3.300 CAD	#### CAD	AECO monthly 7A
06-Dec-13	Fixed	01-Jan-14	31-Dec-14	20,000 GJ/day	$3.600 CAD	#### CAD	AECO monthly 7A
03-Jan-14	Fixed	01-Feb-14	31-Dec-14	10,000 GJ/day	$3.790 CAD	#### CAD	AECO monthly 7A
03-Jan-14	Fixed	01-Feb-14	31-Dec-14	10,000 GJ/day	$3.800 CAD	#### CAD	AECO 5A
07-Jan-14	Fixed	01-Feb-14	31-Dec-14	15,000 GJ/day	$3.850 CAD	#### CAD	AECO 5A
07-Jan-14	Fixed	01-Feb-14	31-Dec-14	10,000 GJ/day	$3.835 CAD	#### CAD	AECO 5A
29-Jan-14	Fixed	01-Mar-14	31-Dec-14	10,000 GJ/day	$4.140 CAD	#### CAD	AECO 5A
12-Dec-13	Fixed	01-Jul-14	31-Dec-14	5,000 GJ/day	$3.710 CAD	#### CAD	AECO 5A
19-Dec-13	Fixed	01-Jul-14	31-Dec-14	5,000 GJ/day	$3.710 CAD	#### CAD	AECO 5A
19-Dec-13	Fixed	01-Jul-14	31-Dec-14	5,000 GJ/day	$3.710 CAD	#### CAD	AECO 5A

SCHEDULE “C”

PRICING TERMS INCLUDED IN THE DISCLOSURE PACKAGE

Number of Firm Shares Offered:  15,800,000

Number of Additional Shares Offered:  2,370,000

Public Offering Price per Share:  C$9.50

Underwriting Commission per Share:  C$0.38

Date of Delivery of Firm Shares:  June 5, 2014

SCHEDULE “D”

OPINIONS OF THE CORPORATION’S U.S. COUNSEL ADDRESSED TO THE UNDERWRITERS

i.                                          the Offered Shares have been approved for listing on the NYSE MKT, subject only to official notice of issuance;

ii.                                       to the knowledge of such counsel, there is no franchise, contract or other document of a character required to be filed as an exhibit to the Registration Statement which is not filed as required;

iii.                                    the statements included or incorporated by reference in the U.S. Preliminary Prospectus and U.S. Final Prospectus under the heading “Certain United States Income Tax Considerations”, insofar as such statements summarize United States federal law or regulation or legal conclusions, fairly summarize the legal matters described under that heading in all material respects;

iv.                                   the Registration Statement has become effective under the U.S. Securities Act and the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any supplements thereto, has each been made in the manner and within the time periods required by Form F-10 and the applicable rules and regulations of the Commission; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus (other than the financial statements and other financial and statistical information, and other than the information derived from the reports of or attributed to persons named in the U.S. Preliminary Prospectus and the U.S. Final Prospectus under the heading “Interest of Experts” (the “Expert Information”), in each case contained or incorporated by reference therein or omitted therefrom, as to which such counsel need express no opinion) and the Form F-X each appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the rules thereunder;

v.                                      the Corporation is not and, after giving effect to the offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Disclosure Package and the U.S. Final Prospectus, will not be, required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended;

vi.                                   no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Corporation under any Applicable Law for the issuance or sale of the Offered Shares or the performance by the Corporation of its obligations under the Underwriting Agreement. For purposes of such opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of such opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement except that, “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

vii.                                the execution and delivery of the Underwriting Agreement by the Corporation, the issuance and sale of the Offered Shares by the Corporation in accordance with the Underwriting Agreement, the compliance by the Corporation with all of the provisions of the Underwriting Agreement and the performance by the Corporation of its obligations thereunder, will not violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where the violation could not reasonably be expected to have a material adverse effect on the business of the Corporation (taken as a whole); and

viii.                             to the knowledge of such counsel, no holders of securities of the Corporation have rights to the registration of such securities under the Registration Statement.

Such counsel shall also state that it participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus (other than the documents incorporated therein by reference, although such counsel shall state that it has reviewed such documents) and in conferences and telephone conversations with officers and other representatives of the Corporation, the Underwriters, representatives of the Underwriters, including their United States counsel, and the independent auditors for the Corporation, during which the contents of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and related matters were discussed and, although such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Disclosure Package or the U.S. Final Prospectus or the documents incorporated by reference therein, except as set forth in paragraph (iii) above, on the basis of the foregoing, in the course of such counsel’s work in connection with the matters contemplated by the Underwriting Agreement, no information has come to such counsel’s attention that leads it to believe that (A) the Registration Statement (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the Expert Information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to all of which such counsel need not express an opinion), as of its most recent effective date, included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (B) that as of the date of the U.S. Final Prospectus at the time the U.S. Final Prospectus Supplement was issued or as of the date hereof, the U.S. Final Prospectus (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the Expert Information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to all of which such counsel need not express an opinion) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the Disclosure Package as of the Applicable Time (excluding the financial statements, financial statement schedules and other financial or statistical information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, and excluding the Expert Information included or incorporated by reference therein or omitted therefrom or from the documents incorporated by reference therein, as to all of which such counsel need not express an opinion), included an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.